

05059612

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan for
Salaried and Non-Bargained Hourly Employees   0001159297

Exact name of registrant   Registrant CIK Number
as specified in charter

11-K FOR 12-3/-04   1-31215

Electronic report, schedule or   SEC file number, if available
registration statement of which
the documents are a part (give period
of report)

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

<u>Filings Made By the Registrant:</u>

The Registrant has duly caused this form to be signed on its behalf by the

undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut,

June 29 2005

MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan for Salaried
and Non-Bargained Hourly Employees
(Registrant)

By _____
E. Mark Rajkowski
Chairman of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2004

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP
PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees ("Plan"):



PricewaterhouseCoopers LLP
The Turning Basin Building
111 Virginia Street, Suite 300
Richmond VA 23219-4123
Telephone (804) 697 1900
Facsimile (804) 697 1901

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Salaried and Non-Bargained Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related
statement of changes in net assets available for benefits present fairly, in all material respects, the
net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Salaried and Non-Bargained Hourly Employees (the "Plan") at December 31,
2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended
December 31, 2004 in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Plan's management. Our
responsibility is to express an opinion on these financial statements based on our audits. We
conducted our audits of these statements in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements, assessing the accounting principles used and significant
estimates made by management, and evaluating the overall financial statement presentation. We
believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at
End of Year), is presented for the purpose of additional analysis and is not a required part of the
basic financial statements but is supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.
The supplemental schedule has been subjected to the auditing procedures applied in the audits of
the basic financial statements and, in our opinion, is fairly stated in all material respects in relation
to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 22, 2005

F-1

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Investments:		
Investment in the MeadWestvaco Corporation Master Trust, at fair value	$902,491,083	$831,936,228
Contributions Receivable:		
Employer	1,778,078	276,922
Participants	3,974,726	43,875
Total receivables	5,752,804	320,797
Net assets available for benefits	$908,243,887	$832,257,025

The accompanying notes are an integral part of these financial statements.

F-2

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2004
Additions:	
Interest in net earnings of MeadWestvaco Corporation Master Trust	$ 99,210,813
Contributions:	
Participants	50,655,842
Employer	22,374,618
Total additions	172,241,273
Deductions:	
Withdrawals and distributions to participants	(97,146,509)
Transfers in	892,098
Net increase in assets	75,986,862
Net assets available for benefits:	
Beginning of year	832,257,025
End of year	$908,243,887

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of the Company. Plan participants should refer to the Plan Document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Generally, all MeadWestvaco Corporation salaried and non-bargained hourly employees are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible salaried and non-bargained hourly employee can make monthly contributions to the Plan of up to 50% of his or her salary in increments of 1%. Contributions may be (1) before-tax, i.e., contributions are not considered to be current taxable income of the contributing participant, (2) after-tax which are considered to be current taxable income of the contributing participant; or (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $3,000 for 2004. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service (IRS) as to the percentage of salary that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA)

3

F-4

Note 1 - Continued

into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations.

The Company makes monthly cash contributions at the rate of 100% of the first 3% of eligible compensation, plus 50% of the next 2% of eligible compensation, contributed by participants. The Board of Directors of the Company may adjust the match percentage and any additional Company contributions at its discretion. Company contributions are invested in the MeadWestvaco Stock Fund. The Company made no additional discretionary contributions during the plan year.

Investments and Account Balances

Plan participants who contribute to the Plan may choose from among twenty-four funds in which to invest. The Master Trust, which was established on May 1, 1999, holds the assets of the Plan and the Company's Savings and Employee Stock Ownership Plan for Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions to the MeadWestvaco Stock Fund beginning at age 55.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant.

In-service withdrawals may be taken by participants at any time while employed by the Company. In-service withdrawals can come from: a) after-tax rollover account; b) after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment

Note 1 - Continued

in the Plan; c) before-tax rollover account; d) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and e) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Internal Revenue Code (IRC) of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal.

Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½. Terminated employees who leave their account balances in the Plan may later take partial distributions on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers for 2004 are due to employees moving to the Plan from the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions.

For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested accounts.

Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit applies.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

Note 1 - Continued

ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires estimates and assumptions that affect the reported amounts of some assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust.

Note 2 - Continued

Security Transactions and Valuations

Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at fair value based on the sales price per the fund company, which is reported on composite listings on the valuation date. Investments in common collective trusts are stated at fair value based on net asset value. Short term investments are valued at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

Participant Account Valuation

Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

Note 2 - Continued

Payment of Benefits

Benefits are recorded when paid. Distributions from the mutual funds are made in cash.
Distributions from the MeadWestvaco Stock Fund are made in cash or shares of the Company's
stock at the election of the participant. Distributions are based on the fair value of the
participant's account as of the valuation date.

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance are paid by the Company.
Administrative expenses are paid by the Company, net of adjustments to expenses of certain funds.
Expenses related to the purchase and sale of securities including commissions, fees and stock
transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds
from sales.

Note 3 - Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated March 17, 2005 that the
Plan and related trust are designed in accordance with the applicable sections of the IRC.
Although the Plan has been amended since the most recent determination letter, the Plan
Administrator believes the Plan and Master Trust are currently designed and being operated in
compliance with the requirements for income tax exemption under the IRC. Accordingly, no
provision for federal income taxes has been recorded in the accompanying financial statements.

Note 4 - Investments

The following investments represent five percent or more of the Plan's net assets as of December
31, 2004 and December 31, 2003:

	December 31, 2004	December 31, 2003
Investment in the MeadWestvaco Corporation		
Master Trust	$902,491,083	$831,936,228

Note 5 - Investment in the Master Trust

At December 31, 2004, the Plan's specific interest in the net assets of the Master Trust was 69.2% (71.3% at December 31, 2003). Net assets of the Master Trust at December 31, 2004 and December 31, 2003, at fair value, are as follows:

	December 31, 2004	December 31, 2003
Common Stock - MeadWestvaco	$ 576,942,750	$ 577,001,488
(December 31, 2004: 17,023,982 shares;		
December 31, 2003: 19,395,008 shares)		
Short-term investments	19,457,154	9,882,356
Mutual funds	446,247,390	337,640,959
Common collective trusts	218,439,592	205,461,824
Participant loans	43,302,117	36,547,031
Total investments	1,304,389,003	1,166,533,658
Net receivable	403,667	218,146
Total assets	$1,304,792,670	$1,166,751,804

Participant loans related to the Plan that were included in Master Trust assets totaled $19,411,620 and $18,160,876 at December 31, 2004 and 2003, respectively.

Note 5 - Continued

The net earnings of the Master Trust during the year ended December 31, 2004 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 27,100,597
Net appreciation in fair value of investments:	
Common stock - MeadWestvaco	71,287,752
Mutual funds	37,526,527
Common collective trusts	3,921,758
Net earnings of the Master Trust	$139,836,634

Note 6 - Non-Participant Directed Investments of the Master Trust

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments at December 31, 2004 and 2003, and for the year ended December 31, 2004 are as follows:

	December 31, 2004	December 31, 2003
Net assets:		
Short term investments	$ 19,457,154	$ 9,882,356
Common stock - MeadWestvaco	576,942,750	577,001,487
Net assets available for benefits	$596,399,904	$586,883,843
Changes in net assets:		
Contributions	$47,645,067	
Dividend and interest income	16,657,485	
Net appreciation in fair value	71,287,752	
Transfers out	(53,881,552)	
Total additions	81,708,752	
Withdrawals and distributions	(72,192,691)	
Total deductions	(72,192,691)	
Net increase in assets	$ 9,516,061	

Note 7 - Related Party

Certain Plan investments are shares of mutual funds managed by The Northern Trust Company ("Northern Trust"). Northern Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were no purchases of shares of MeadWestvaco common stock for the year ended December 31, 2004 on the open market. Distributions of 2,371,026 shares of MeadWestvaco common stock by the Master Trust totaled $71,702,924 for the year ended December 31, 2004.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500.

	December 31, 2004
Net assets available for benefits per the financial statements	$908,243,887
Less: Amounts allocated to withdrawing participants at December 31, 2004	(439,400)
Net assets available for benefits per Form 5500	$907,804,487

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500.

	December 31, 2004
Benefits paid to participants per the Financial Statements	$97,146,509
Add: Amounts allocated to withdrawing participants at December 31, 2004	439,400
Less: Amounts allocated to withdrawing participants at December 31, 2003	(217,911)
Benefits paid to participants per Form 5500	$97,367,998

Note 9 - Subsequent Events

Effective March 1, 2005, the Benefit Plans Investment Policy Committee changed the investment options available to Plan participants by replacing the BGI Money Market Fund with the MeadWestvaco Stable Value Fund.

Effective May 1, 2005, the Company completed the sale of its Papers Division to NewPage Corporation an affiliate of Cerberus Management LLC, a private investment firm. Active members of the Papers Division ceased participation in the Plan coincident with the sale and became members of the NewPage Corporation Retirement Savings Plan on that date.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

a.	b. Identity of issue, borrower, lessor or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current Value
*	Participant loans	Notes receivable with repayment terms of 1 – 15 years and interest rates of 5.0% - 10.75%.	-	$19,411,62

*Denotes party-in-interest

14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-81636 and No. 333-116862) of MeadWestvaco Corporation of our report dated June 22, 2005 relating to the financial statements of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Richmond, Virginia
June 28, 2005

E-1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR SALARIED AND NON-BARGAINED HOURLY
EMPLOYEES

By _____
E. Mark Rajkowski
Chairman of the Benefit Plans Investment
Policy Committee

By _____
Maria P. Rasmussen
Chairperson of the Benefit Plans
Administration Committee

By _____
Eric J. Lancellotti
Plan Administrator

Date: June 29, 2005